UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of  August 2006
000-50109
(Commission File Number)
AMS HOMECARE INC.
(Registrant's Name)
1360 Cliveden Avenue - Delta, BC V3M 6K2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F
☐ Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule?12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes
☑ No
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule?12g3-2(b): 82-

Securities Acquisition Filing
Early Warning Report under Section 111 of the Act
August 3, 2006

Reporting issuer

AMS Homecare Inc.

1360 Cliveden Avenue

Delta, BC

V3M 6K2

Canada

Acquiring security holder

Rani Gill, President, CFO and Chairman

Ms. Gill acquired 161,000,000 on January 6, 2006 from the company at USD 0.0037 per share.
These shares were issued for consideration received by the company as an intangible property.
The reporting issuer filed a news release on the OTCBB (Nasdaq) on January 10, 2006 with respect to the issuance.
Subsequent to the issuance of these shares, Ms. Gill’s control position changed to 78%.

Exhibits
None

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2006	By:	/s/ Harj Gill
Harj Gill Chief Executive Officer